vtech

Exempted No. : 82-3565
Our Ref. No. : PF261-33/08
Direct Line : (852) 2680 5041 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact YW CHANG / Vicki LAU / Hele[redacted]

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

08006056

19th November 2008

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re: VTech Holdings Limited (the "Company")
Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the interim results of the Company for the six months ended 30th September 2008 as published on the website of the Hong Kong Stock Exchange and the website of the Company for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

Y.W. CHANG
Company Secretary

Encl.

c.c. Ms. Judy I Kang
ADR Div., The Bank of New York Mellon (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Kammy Yuen
ADR Div., The Bank of New York Mellon (Hong Kong)
Fax No. 2877 0863
(with enclosure)

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 00303)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2008

PERFORMANCE HIGHLIGHTS

- Group revenue increased by 6.0% to US$778.5 million
- Profit attributable to shareholders declined by 20.5% to US$68.8 million
- Interim dividend of US12.0 cents per ordinary share
- Net cash position of US$143.7 million

UNAUDITED INTERIM RESULTS

The directors of VTech Holdings Limited (the "Company") announce the unaudited results of the Company and its subsidiaries (the "Group") and associate for the six months ended 30th September 2008 together with the comparative figures for the same period last year as follows:

CONSOLIDATED INCOME STATEMENT

	Note	(Unaudited) Six months ended 30th September 2008 US$ million	2007 US$ million	(Audited) Year ended 31st March 2008 US$ million
Revenue	2	**778.5**	734.1	1,552.0
Cost of sales		**(515.1)**	(486.6)	(969.0)
Gross profit		**263.4**	247.5	583.0
Selling and distribution costs		**(117.5)**	(106.2)	(248.5)
Administrative and other operating expenses		**(41.5)**	(22.2)	(54.3)
Research and development expenses		**(29.6)**	(26.4)	(51.3)
Operating profit	2&3	**74.8**	92.7	228.9
Net finance income		**3.5**	5.3	8.7
Share of results of associates		-	-	-
Profit before taxation		**78.3**	98.0	237.6
Taxation	4	**(9.5)**	(11.5)	(21.9)
Profit attributable to shareholders		**68.8**	86.5	215.7
Interim dividend	5	**29.5**	29.1	29.1
Final dividend	5			124.2
Earnings per share (US cents)	6			
- Basic		**28.2**	36.0	89.4
- Diluted		**28.0**	35.3	88.2

CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 30th September 2008 US$ million	(Unaudited) 30th September 2007 US$ million	(Audited) 31st March 2008 US$ million
Non-current assets				
Tangible assets		**101.5**	84.4	101.3
Leasehold land payments		**3.8**	3.7	3.8
Deferred tax assets		**9.4**	11.1	6.9
Investments		**0.2**	0.2	0.2
		114.9	99.4	112.2
Current assets				
Stocks		**207.3**	225.7	132.4
Debtors and prepayments	7	**377.0**	369.2	229.2
Financial assets at fair value through profit or loss		**19.3**	-	14.7
Taxation recoverable		**0.3**	0.2	0.7
Deposits and cash		**143.7**	114.9	285.4
		747.6	710.0	662.4
Current liabilities				
Creditors and accruals	8	**(395.5)**	(391.8)	(262.1)
Provisions		**(48.5)**	(49.7)	(46.4)
Taxation payable		**(16.1)**	(24.7)	(9.3)
		(460.1)	(466.2)	(317.8)
Net current assets		**287.5**	243.8	344.6
Total assets less current liabilities		**402.4**	343.2	456.8
Non-current liabilities				
Deferred tax liabilities		**(3.3)**	(4.3)	(4.5)
Net assets		**399.1**	338.9	452.3
Capital and reserves				
Share capital		**12.3**	12.0	12.1
Reserves		**386.8**	326.9	440.2
Shareholders' funds		**399.1**	338.9	452.3

1 BASIS OF PREPARATION

The Directors are responsible for preparing the Interim Report, including the consolidated financial statements in accordance with applicable law and regulations. The unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 ("IAS 34") – Interim Financial Reporting adopted by the International Accounting Standards Board ("IASB").

The same accounting policies adopted in the 2008 annual financial statements have been applied to the interim consolidated financial statements.

The interim consolidated financial statements have not been audited or reviewed by the auditors pursuant to the Auditing Practices Board guidance on "Review of Interim Financial Information".

The financial information relating to the financial year ended 31st March 2008 included in the interim consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2008 are available at the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 3rd July 2008.

2 SEGMENT INFORMATION

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The directors consider that these activities constitute one business segment since these activities are related and are subject to common risks and returns.

Segment information regarding the Group's revenue and results by geographical market is presented below:

	(Unaudited) Six months ended 30th September			
	Revenue 2008 US$ million	Revenue 2007 US$ million	**Operating profit 2008 US$ million**	Operating profit 2007 US$ million
North America	**417.8**	420.2	**27.4**	42.1
Europe	**298.3**	262.9	**37.2**	40.9
Asia Pacific	**31.3**	26.6	**5.2**	4.8
Others	**31.1**	24.4	**5.0**	4.9
	778.5	734.1	**74.8**	92.7

3 OPERATING PROFIT

The operating profit is arrived at after charging / (crediting) the following:

	(Unaudited) Six months ended 30th September 2008 US$ million	2007 US$ million
Depreciation charges	**15.7**	13.2
Loss on disposal of tangible assets	**0.2**	0.2
Net foreign exchange loss / (gain)	**11.6**	(8.5)
Net (gain) / loss on forward foreign exchange contracts	**(0.4)**	0.5

4 TAXATION

	(Unaudited) Six months ended 30th September 2008 US$ million	2007 US$ million
Company and subsidiaries		
Income tax		
- Hong Kong	**10.1**	13.3
- Overseas	**3.1**	3.7
Deferred tax		
- Origination and reversal of temporary differences	**(3.7)**	(5.5)
	9.5	11.5
Income tax	**13.2**	17.0
Deferred tax	**(3.7)**	(5.5)
	9.5	11.5

Provision for Hong Kong profits tax and overseas taxation has been calculated at rates of tax prevailing in the countries in which the Group operates.

5 DIVIDENDS

(a) Dividends attributable to the period:

	(Unaudited) Six months ended 30th September 2008 US$ million	2007 US$ million
Interim dividend of US12.0 cents (2007: US12.0 cents) per share declared	**29.5**	29.1

The interim dividend was proposed after the balance sheet date and has not been recognised as liabilities at the balance sheet date.

(b) The final dividend of US51.0 cents (2007:US41.0 cents) per ordinary share for the year ended 31st March 2008, but proposed after that date, was estimated to be US$124.2 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 5th September 2008. This final dividend was approved by shareholders at the Annual General Meeting on 5th September 2008. As a result of shares issuance upon exercise of share options during the period between 1st April 2008 and 5th September 2008, the final dividend paid in respect of the year ended 31st March 2008 totaled US$125.4 million (2007:US$98.8 million).

6 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$68.8 million (2007: US$86.5 million).

The basic earnings per share is based on the weighted average of 243.8 million (2007: 240.3 million) ordinary shares in issue during the period. The diluted earnings per share is based on 245.4 million (2007: 244.6 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7 DEBTORS AND PREPAYMENTS

Debtors and prepayments of US$377.0 million (31st March 2008: US$229.2 million) includes trade debtors of US$338.7 million (31st March 2008: US$182.2 million).

An aging analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2008 US$ million	(Audited) 31st March 2008 US$ million
0-30 days	**194.7**	88.8
31-60 days	**93.4**	48.1
61-90 days	**45.0**	30.3
>90 days	**5.6**	15.0
Total	**338.7**	182.2

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

8 CREDITORS AND ACCRUALS

Creditors and accruals of US$395.5 million (31st March 2008: US$262.1 million) includes trade creditors of US$202.3 million (31st March 2008: US$106.2 million).

An aging analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2008 US$ million	(Audited) 31st March 2008 US$ million
0-30 days	**81.7**	53.3
31-60 days	**71.7**	27.7
61-90 days	**34.9**	17.7
>90 days	**14.0**	7.5
Total	**202.3**	106.2

INTERIM DIVIDEND

The Board of Directors (the "Board") have declared an interim dividend of US12.0 cents per ordinary share in respect of the six months ended 30th September 2008, payable on 24th December 2008 to shareholders whose names appear on the register of members of the Company as at the close of business on 19th December 2008.

The interim dividend will be payable in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars which calculated at the rate of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 15th December 2008.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 15th December 2008 to 19th December 2008, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company no later than 4:00 p.m., the local time of the share registrars, on Friday, 12th December 2008.

The principal registrar is Butterfield Fulcrum Group (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

VTech posted higher revenue during the first half of the financial year 2009 while profit declined mainly due to exchange factors. Although we anticipated a slowdown of the global economy, the full extent is difficult to forecast. We are well-prepared to manage through the downturn, as we have a solid net cash position, ample available liquidity, effective cost control and strong supplier and customer networks.

Results and Dividend

Group revenue for the six months ended 30th September 2008 increased by 6.0% over the same period of the financial year 2008 to US$778.5 million. Despite maintaining a stable gross profit margin, however, profit attributable to shareholders declined by 20.5% from US$86.5 million to US$68.8 million. The decline reflected an exchange loss of US$11.2 million arising from the Group's global operations in the ordinary course of business, as the Euro and Sterling weakened abruptly against the US dollar. This contrasts with an exchange gain of US$8.0 million recorded in the same period last year. Excluding the impact of exchange differences, profit attributable to shareholders increased US$1.5 million or 1.9% over the same period last year.

Earnings per share decreased by 21.7% to US28.2 cents, compared to US36.0 cents in the same period last year. The Board has declared an interim dividend of US12.0 cents per ordinary share. This is the same as the corresponding period last year, and demonstrates the Group's strong financial position and the strength of our operations.

Response to the Global Financial Crisis

The global economic downturn originating in the problems of the US sub-prime mortgage market is one of the greatest difficulties all businesses face currently.

VTech maintains a strong liquidity position. As of 30th September 2008, the Group is substantially debt-free, with net cash plus currency-linked deposits with principal protected amounting to US$163.0 million. In accordance with Group policy, its cash is largely placed on fixed deposit with very strong banking institutions.

In the shorter term we will focus on preserving cash and maintaining a high degree of liquidity. However, we will also be alert to using our resources to acquire businesses or assets that may become available at attractive prices, and which have the potential to give the Group entry into new technology or product areas that complement our core businesses.

Our base of customers and suppliers is diverse and composed mainly of major retailers and international companies. Compared with the same period of the previous financial year, we have experienced no significant change in our debtors and creditors position in the first half of the financial year 2009. We have nonetheless increased our monitoring of the credit outlook of our customers and suppliers, and we are taking steps to increase insurance protection in cases where we feel this would be prudent.

While the precise outcome of the financial crisis is impossible to predict, it is already resulting in a fall in consumer confidence and demand, which is affecting product orders. We are responding to the slowdown in demand by tightening cost controls, rationalising operations and raising productivity.

In the longer term, the reduction in demand will accelerate market consolidation. This will be of benefit to stronger players such as VTech, as we will be able to gain market share at the expense of weaker competitors. In addition, costs are now levelling off as the global economy weakens. The oil price has fallen, along with prices of other commodities, and inflation has moderated. Wage pressures are relenting and the rise of the Renminbi has slowed markedly. These are having a positive impact on our operations.

Continued Growth in European Sales at the TEL Business

Revenue at the telecommunication products (TEL) business declined 2.8% over the same period last year to US$346.2 million as the sales growth at the ODM business could not compensate for the sales decline at the branded business in North America. During the period, the business accounted for 44.5% of Group revenue.

In North America, where we operate largely a branded business, revenue decreased by 13.3% to US$219.9 million and it accounted for 63.5% of total TEL revenue. Although the business continued to gain market share during the period, this was more than offset by a faster than expected contraction of the US cordless phone market as the US economy deteriorated.

Outside North America, our ODM business continued to perform well. Revenue in Europe grew by 17.3% to US$101.7 million, representing 29.4% of total TEL revenue. Revenue in Asia Pacific and other regions also rose by 111.4% and 39.8% to US$7.4 million and US$17.2 million respectively. Growth was mainly driven by new customers and increasing sales to existing customers, as we were able to offer products with better industrial design and pricing. We also benefited from the weakening of our competitors, which increased the need of our existing customers to use a reliable source of supply.

In September 2008, we strengthened our position in the European market by becoming the sole supplier to one of Germany's largest players, Deutsche Telekom AG (Deutsche Telekom). This agreement gives us exclusive rights to supply corded and cordless telephones for Deutsche Telekom's well-known T-Home brand, Sinus and Concept product names. The agreement is for three years, with an option to renew for one year and the first shipment of the "T-Home/VTech" co-branded products is expected early in the calendar year 2009.

Further Revenue Increases at the ELP Business

Revenue at the electronic learning products (ELP) business rose 10.7% over the first six months of the previous financial year to US$290.1 million, accounting for 37.3% of Group revenue.

Standalone products led the way, with particularly strong increases in the infant category, as we enhanced our product offering and reaped the rewards of more shelf space. There were also good contributions from Kidizoom Camera™ and V-Motion™. During the period, standalone products accounted for 68.0% of total ELP revenue whereas platform products, including all consoles, cartridges and accessories, accounted for the remaining 32.0%.

Our exciting range of products once again garnered a number of important awards during the period. The motion activated educational video gaming platform V-Motion™ was included in the Toys "R" Us "Hot Toy" List and named as one of Walmart's "12 Toys of Christmas". The product also received the Creative Child Seal of Excellence Award and The National Parenting Center Seal of Approval. The creativity-enhancing KidiArt Studio™, meanwhile, earned a Creative Child 2008 Toy of the Year Award and was named one of The Toy Book/Redbook's Toy Insider "Hot 20 Toys for the Holidays".

Geographically, all markets recorded sales growth during the period. In North America, revenue rose by 14.9% to US$138.4 million, representing 47.7% of total ELP revenue. In Europe, revenue grew by 5.0% to US$129.1 million, accounting for 44.5% of total ELP revenue. Revenue from Asia Pacific and other regions increased by 33.8% and 14.9% to US$8.7 million and US$13.9 million respectively, representing 3.0% and 4.8% of total ELP revenue.

CMS Business Continues to Outperform

The contract manufacturing services (CMS) business saw revenue increase by 22.7% to US$142.2 million in the first half of the financial year 2009, representing 18.2% of Group revenue.

Despite difficult market conditions, the business was able to achieve a rate of growth that outpaced the industry.

In the field of power supply, we increased our share of the order flows of existing customers while in solid state lighting, orders from existing customers grew on the back of rising market demand.

We continued to expand our customer base in the professional audio arena, as our reputation in the industry continued to grow. The professional audio sector enjoys relatively stable growth, is less competitive and more resilient to economic downturns.

Switching mode power supplies regained its position as the largest product category of the CMS business in the first half of the financial year 2009, accounting for 29.5% of total CMS revenue. This category was followed by professional audio equipment at 26.5%, home appliances at 16.4% and wireless products at 10.4%.

Geographically, both North America and Europe recorded sales growth during the period, with revenue increasing by 29.1% and 26.9% to US$59.5 million and US$67.5 million respectively. In the Asia Pacific region, revenue declined by 8.4% to US$15.2 million.

Outlook

In light of the weakening market, we cautioned investors during our annual results announcement in July 2008 not to expect growth for the financial year 2009. It is by now clear that the United States and the European markets are entering into recession and that increasing unemployment and weak consumer confidence are leading to a decrease in consumer spending. Although we have managed to maintain sales growth in the first half, it is unrealistic to expect growth for the full year. We expect this Christmas to be the slowest selling season in recent years and the poor economic environment to continue throughout 2009 at least.

As I have mentioned earlier, the bright spots in the picture are that wage pressures are decreasing, the cost of raw materials is declining and the rise of the Renminbi has slowed. The pace of industry consolidation, meanwhile, has increased and this favours strong players such as VTech.

Looking at our operations, in the TEL business, we expect continued weakness at the branded business, since sales of cordless phones will be affected by the slowing US economy. A major competitor has recently exited the market, however, which should enable us to gain further market share. In addition, our range of cordless phones is being joined by cordless headsets which have been on the shelves since October this year. These products have already started to contribute to sales in the second half of the financial year 2009.

The ODM business is expected to maintain momentum and post continued sales increases during the second half of the financial year. We expect to add new customers and increase the share of orders from our existing customers as competitors weaken and we deliver better products that are competitively priced. Our sole supplier agreement with Deutsche Telekom will start to contribute to sales early in the calendar year 2009.

Sales at the ELP business are expected to decline in the second half of the financial year for a number of reasons. Recent point-of-sales data in North America have shown a softening of consumer demand and in anticipation of a further slowdown, customers are reducing inventory and slowing some replenishment orders. With the European economies entering into recession, we expect a slower Christmas season in these markets also.

Despite this, we will step up our promotional efforts to ensure a good sell-through during the holiday season. In addition, we expect our standalone products, especially those in the infant category, to maintain their strong momentum and we anticipate gaining more shelf space in this category in the calendar year 2009. We have also developed a new infant line that will be introduced next year. This will enable us to expand out of the learning aisle into the infant aisle, giving the ELP business a new avenue of growth.

Second half sales at the CMS business are also expected to slow, again as customers reduce orders and inventory in anticipation of declining consumer demand. Nonetheless, we will continue to streamline work processes and increase automation in order to raise productivity, reduce dependence on labour and improve product quality. In the longer term, we are optimistic about the growth of the CMS business, since pressure on margins is likely to lead to more outsourcing of design and production, which would benefit the business. In addition, the product areas in which we operate are less subject to competition than the overall Electronic Manufacturing Services market, and we still anticipate steady growth in areas such as solid state lighting, the market for which continues to expand worldwide.

In summary, we believe the poor economic environment will continue throughout 2009 at least. However, VTech is prepared for the downturn and is responding through tightened cost control, a rationalisation of operations and measures to enhance productivity. The Group is already benefiting from lower input costs and market consolidation. Our sound strategy based on product innovation, gains in market share, geographic expansion and operational excellence will enable us to weather the downturn and emerge an even stronger company.

REVIEW OF FINANCIAL RESULTS

Revenue

The Group revenue for the six-month period ended 30th September 2008 reached US$778.5 million, an increase of US$44.4 million or 6.0% over the corresponding period of the previous financial year. This was mainly due to higher sales at the ELP and CMS businesses, offsetting a slight decrease in revenue at the TEL business as compared with the same period of the financial year 2008.

The TEL business recorded a slight decrease in revenue of 2.8% to US$346.2 million. In North America, where it was largely a branded business, revenue declined by 13.3% over the same period of the last financial year. Although the business continued to gain market share during the period, this was more than offset by a faster than expected contraction of the US cordless phone market as the US economy deteriorated. Outside the North American market, our ODM business continued to perform well, revenue from the European market rose by 17.3% over the corresponding period of the previous financial year. Revenue from the Asia Pacific and other regions also rose by 111.4% and 39.8% respectively. Growth was mainly driven by strong demand from new customers and increasing sales from existing customers.

The ELP business continued to record growth in revenue, which increased by 10.7% to US$290.1 million compared with the same period of the previous financial year. The growth was mainly driven by the increased sales in standalone products, particularly the infant category, as we enhanced our product offering and reaped the rewards of more shelf space. Kidizoom Camera™ and V-Motion™ also contributed to the increase in revenue in current financial period.

For the CMS business, revenue increased by 22.7% compared with the first six months of the last financial year, reaching US$142.2 million. The growth was mainly driven by strong demand from certain major customers for some categories of products, in particular switching mode power supply, home appliances and wireless products.

The Group's revenue from its three core businesses was: 44.5% from the TEL business, 37.3% from the ELP business and 18.2% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 53.7% of Group revenue for the first half of the financial year 2009. Europe and Asia Pacific accounted for 38.3% and 4.0% respectively. The change in the relative contribution of the three regions as compared with the same period of the previous financial year mainly reflects the increased revenue from all of the Group's businesses in Europe, which more than offset the sales reduction at the TEL business in North America, while the ELP and CMS businesses also achieved growth in North America.

Gross Profit/Margin

The gross profit for the six-month period ended 30th September 2008 was US$263.4 million, an increase of US$15.9 million compared to the US$247.5 million recorded in the previous financial period. Gross margin for the period increased slightly from 33.7% to 33.8%. Although all businesses had cost pressure from rising labour costs, high raw material prices, inflation in mainland China and the appreciation of the Renminbi during the financial period, the Group was able to maintain gross profit margin as management implemented measures to enhance operational efficiency in the manufacturing process, better product engineering and raise productivity.

Operating Profit/Margin

The operating profit for the six-month ended 30th September 2008 was US$74.8 million, a decrease of US$17.9 million or 19.3% over the corresponding period of last financial year. The operating profit margin also decreased from 12.6% in the previous financial period to 9.6% in the current financial period.

Selling and distribution costs increased by 10.6% from US$106.2 million in the first six months of the previous financial period to US$117.5 million in the current financial period. Selling and distribution costs as a percentage of Group revenue increased from 14.5% in the previous financial period to 15.1% in the current financial period. The increase was mainly attributable to the increased spending on advertising and promotional activities at the ELP business in the first half of the financial year 2009.

Administrative and other operating expenses increased from US$22.2 million in the previous financial period to US$41.5 million in the current financial period. An exchange loss of US$11.2 million arising from the Group's global operations in the ordinary course of business was recorded under administrative and other operating expenses in the current financial period because of the depreciation of the Euro and Sterling against the US dollar. This contrasted with an exchange gain of US$8.0 million recorded in the corresponding period of the previous financial year. Excluding the effect of exchange differences, the administrative and other operating expenses slightly increased by US$0.1 million compared to the previous financial period. However, the administrative and other operating expenses as a percentage of Group revenue, excluding the effect of exchange differences, actually decreased from 4.1% in the previous financial period to 3.9% in the current financial period.

Research and development (R&D) activities are vital for the long-term development of the Group. During the first half of the financial year 2009, the Group spent US$29.6 million on R&D activities, which represented around 3.8% of total Group revenue.

Net Profit and Dividends

The profit attributable to shareholders for the period ended 30th September 2008 was US$68.8 million, a decrease of US$17.7 million as compared to the corresponding period of the previous financial year.

Basic earnings per share for the period ended 30th September 2008 was US28.2 cents as compared to US36.0 cents in the first half of the previous financial year. Since the balance sheet date, the directors have proposed an interim dividend of US12.0 cents per share, which will aggregate to US$29.5 million.

Liquidity and Financial Resources

The Group's financial resources remain strong. As at 30th September 2008, the Group had net cash plus currency-linked deposits with principal protected of US$163.0 million. The Group is substantively debt-free, except for an insignificant amount of borrowing in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within one year. The Group has adequate liquidity to meet its current and future working capital requirements.

Treasury Policies

The Group's treasury policies are designed to mitigate the impact of fluctuations in foreign currency exchange rates arising from the Group's global operations and to minimize the Group's financial risks. The Group cautiously uses derivatives, principally forward foreign exchange contracts as appropriate for risk management purposes only, for hedging transactions and for managing the Group's assets and liabilities. It is the Group's policy not to enter into derivative transactions for speculative purposes.

Working Capital

The level of stock and trade debtors as at 30th September 2008 were US$207.3 million and US$338.7 million respectively, as compared to US$132.4 million and US$182.2 million as at 31st March 2008. The increase in stock level was primarily to cater for the increased demand for the products of the three core businesses in the second half of the financial year. The increase in trade debtors was mainly due to increased in sales at the ELP and CMS businesses in the first six months period. The increase in sales at the TEL business in Europe also led to a higher trade debtors balance because European customers in our ODM business tend to have longer settlement period. The turnover days for stock and trade debtors were 95 days and 62 days respectively compared to 112 days and 63 days in the corresponding period of the last financial year.

Capital Expenditure and Contingencies

For the period ended 30th September 2008, the Group invested US$16.3 million in the construction of buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources.

As of the financial period end date, the directors have been advised that certain accusations of infringements of patents have been lodged against the Company and its subsidiaries. In the opinion of the legal counsel, it is too early to evaluate the outcome of these cases and provisions have been made only to the extent that the amounts can be reliably estimated.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has its share listing on the Hong Kong Stock Exchange and London Stock Exchange Plc ("London Stock Exchange"). With effect from 7th October 2008, the Company was voluntarily delisted from London Stock Exchange. The corporate governance rules applicable to the Company is the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules. VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. Throughout the six months ended 30th September 2008, the Company has complied with all the code provisions of the Code and to a large extent, the recommended best practices in the Code except for the deviation from code provision A.2.1 of the Code as described below.

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Dr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board, as four out of seven of our directors are independent non-executive directors. The Board believes the appointment of Dr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee with defined terms of reference which are of no less exacting terms than those set out in the Code. Corporate governance practices adopted by the Company during the six months ended 30th September 2008 are in line with those practices set out in the Company's 2008 Annual Report.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the six months ended 30th September 2008. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

AUDIT COMMITTEE

The Audit Committee is chaired by Mr. Denis Morgie HO Pak Cho with Dr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung as members, all of whom are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee has reviewed with management of the Company the accounting principles and practices adopted by the Group and financial reporting matters including the review of the unaudited interim consolidated financial statements for the six months ended 30th September 2008.

MODEL CODE OF SECURITIES TRANSACTIONS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period covered by the Interim Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein for the six months ended 30th September 2008.

By Order of the Board
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

Hong Kong, 19th November 2008

As at the date of this announcement, the Executive Directors of the Company are Dr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Mr. Edwin YING Lin Kwan and Dr. PANG King Fai. The Independent Non-executive Directors are Dr. William FUNG Kwok Lun, Mr. Denis Morgie HO Pak Cho, Mr. Michael TIEN Puk Sun and Dr. Patrick WANG Shui Chung .

http://www.vtech.com
http://www.irasia.com/listco/hk/vtech

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